UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15
Certification and Notice of Termination of Registration under
Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number 1-10190-0
b-Fast Corp.

(Exact name of registrant as specified in its charter)

660 Newtown - Yardley Road
           Newtown, Pennsylvania 18940
(215) 860-5600

(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Common Stock (no par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) [   ]
Rule 12g-4(a)(1)(ii [   ]
Rule 12g-4(a)(2)(i) [   ]
Rule 12g-4(a)(2)(ii)[ X ]
Rule 12h-3(b)(1)(i) [   ]
Rule 12h-3(b)(1)(ii)[   ]
Rule 12h-3(b)(2)(i) [   ]
Rule 12h-3(b)(2)(ii)[   ]
Rule 15d-6          [   ]

       Approximate number of holders of record as of the
       certification of notice date:  __498___
       Pursuant to the requirements of the Securities Exchange Act of 1934, b-Fast Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:  December 27, 2006			By:  /s/  Bobby Ray Adkins
Bobby Ray Adkins
President and
Chief Executive Officer